UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Corriente Resources Inc.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
22027E409
(CUSIP Number)
Guobin HU
Tongling Nonferrous Metals Group Holdings Co., Ltd.
Changjiang West Road
Tongling 244001, Anhui Province
People’s Republic of China
Telephone: +86 562 5860046

and

Dongna HE
China Railway Construction Corporation Limited
No. 40, Fuxing Road
Beijing 100855
People’s Republic of China
Telephone: +86 10 52688103

and

Guobin HU
CRCC-Tongguan Investment Co., Ltd.
c/o Tongling Nonferrous Metals Group Holdings Co., Ltd.
Changjiang West Road
Tongling 244001, Anhui Province
People’s Republic of China
Telephone: +86 562 5860046

and

Guobin HU
CRCC-Tongguan Investment (Canada) Co., Ltd.
700 West Georgia Street, 25th Floor
Vancouver, BC Canada
V7Y 1B3
Telephone: +1-604-684-9151

Copies to:

Scott M. Tayne, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 588-5500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 4, 2010
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	22027E409

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Tongling Nonferrous Metals Group Holdings Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO;WC; BK (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		78,922,393

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		78,922,393

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	100%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* The calculation of the foregoing percentage is based on 75,349,893 Common Shares issued and outstanding as at May 5, 2010, as disclosed by Corriente Resources Inc. in its Management’s Discussion and Analysis for the three-month period ended March 31, 2010, which was furnished to the Securities and Exchange Commission on Form 6-K on May 7, 2010, and an additional 3,572,500 Common Shares issued subsequently thereto upon the exercise of outstanding Options.

CUSIP No.	22027E409

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). China Railway Construction Corporation Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO; WC; BK (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		78,922,393

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		78,922,393

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	100%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* The calculation of the foregoing percentage is based on 75,349,893 Common Shares issued and outstanding as at May 5, 2010, as disclosed by Corriente Resources Inc. in its Management’s Discussion and Analysis for the three-month period ended March 31, 2010, which was furnished to the Securities and Exchange Commission on Form 6-K on May 7, 2010, and an additional 3,572,500 Common Shares issued subsequently thereto upon the exercise of outstanding Options.

CUSIP No.	22027E409

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). CRCC-Tongguan Investment Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO; WC; BK (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		78,922,393

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		78,922,393

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	100%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* The calculation of the foregoing percentage is based on 75,349,893 Common Shares issued and outstanding as at May 5, 2010, as disclosed by Corriente Resources Inc. in its Management’s Discussion and Analysis for the three-month period ended March 31, 2010, which was furnished to the Securities and Exchange Commission on Form 6-K on May 7, 2010, and an additional 3,572,500 Common Shares issued subsequently thereto upon the exercise of outstanding Options.

CUSIP No.	22027E409

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). CRCC-Tongguan Investment (Canada) Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO; WC; BK (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Columbia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		78,922,393

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		78,922,393

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	100%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* The calculation of the foregoing percentage is based on 75,349,893 Common Shares issued and outstanding as at May 5, 2010, as disclosed by Corriente Resources Inc. in its Management’s Discussion and Analysis for the three-month period ended March 31, 2010, which was furnished to the Securities and Exchange Commission on Form 6-K on May 7, 2010, and an additional 3,572,500 Common Shares issued subsequently thereto upon the exercise of outstanding Options.

     This Amendment No. 3 amends and supplements the Schedule 13D filed on January 7, 2010 by Tongling Nonferrous Metals Group Holdings Co., Ltd. (“Tongling”), China Railway Construction Corporation Limited (“CRCC”) and CRCC-Tongguan Investment Co., Ltd. (the “Offeror”), as amended by Amendment No. 1 thereto filed on February 2, 2010 and Amendment No. 2 thereto filed on June 1, 2010 by Tongling, CRCC, the Offeror and CRCC-Tongguan Investment (Canada) Co., Ltd. (“BC Offeror”) (collectively, the “Reporting Persons”) (the “Statement”), relating to the common shares, without par value (the “Common Shares”), of Corriente Resources Inc. (the “Issuer”), a corporation incorporated under the laws of the Province of British Columbia, Canada. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 4.     Purpose of Transaction
Item 4 of the Statement is hereby amended by adding the following immediately following the last paragraph thereof.
“On August 4, 2010, pursuant to a compulsory acquisition under the laws of British Columbia (the “Compulsory Acquisition”), BC Offeror acquired all of the issued and outstanding Common Shares that were not acquired under the Offer. Each holder of Common Shares whose Common Shares were acquired under the Compulsory Acquisition is entitled to receive Cdn $8.60 in cash for each Common Share.
On June 11, 2010, the Issuer filed a Form 25 to notify the SEC of its withdrawal from listing of the Common Shares on the NYSE Amex and of its intention to withdraw the Common Shares from registration under Section 12(b) of the Exchange Act, and pursuant thereto the Common Shares were delisted from the NYSE Amex on June 21, 2010. Following completion of the Compulsory Acquisition, the Toronto Stock Exchange delisted the Common Shares as of the close of the market on August 4, 2010. The Reporting Persons have caused the Issuer to file the necessary documentation to cease to be a reporting issuer in Canada as soon as reasonably practicable, and the Reporting Persons have caused the Issuer to file, concurrently with the filing of this Amendment No. 3 to the Statement, a Form 15 with the SEC for termination of the registration of the Common Shares under Section 12(g) of the Exchange Act.”

Item 5.     Interest in Securities of the Issuer
     Items 5(a), (b) and (c) of the Statement are hereby amended and restated to read in their entirety as follows:
“(a) and (b)	As of August 4, 2010, the Reporting Persons have shared power to vote, direct the vote, dispose of or direct the disposition of (and therefore beneficially own), 78,922,393 Common Shares, representing 100% of the issued and outstanding Common Shares. The calculation of the foregoing percentage is based on 75,349,893 Common Shares issued and outstanding as at May 5, 2010, as disclosed by Corriente Resources Inc. in its Management’s Discussion and Analysis for the three-month period ended March 31, 2010, which was furnished to the Securities and Exchange Commission on Form 6-K on May 7, 2010, and an additional 3,572,500 Common Shares issued subsequently thereto upon the exercise of outstanding Options.

(c)	Except for the Common Shares acquired by the Offeror described in the second to last paragraph of Item 4, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons has effected any transaction in the Common Shares since the date of the most recent amendment to the Statement.”
Item 7.     Material to be Filed as Exhibits

Exhibit
No.	Exhibits Name
99.9.	Press Release, dated August 4, 2010.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  August 4, 2010

TONGLING NONFERROUS METALS GROUP HOLDINGS CO., LTD.
By:	/s/ Dongqing LI
	Name:	Dongqing LI
	Title:	Authorized Representative

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  August 4, 2010

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED
By:	/s/ Zhiliang ZHOU
	Name:	Zhiliang ZHOU
	Title:	Authorized Representative

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  August 4, 2010

CRCC-TONGGUAN INVESTMENT CO., LTD.
By:	/s/ Shouhua JIN
	Name:	Shouhua JIN
	Title:	Authorized Representative

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  August 4, 2010

CRCC-TONGGUAN INVESTMENT (CANADA) CO., LTD.
By:	/s/ Shouhua JIN
	Name:	Shouhua JIN
	Title:	Authorized Representative

EXHIBIT INDEX

Exhibit
No.	Exhibits Name
99.1.
Joint Filing Agreement, dated January 7, 2010, by and among Tongling Nonferrous Metals Group Holdings Co., Ltd., China Railway Construction Corporation Limited and CRCC-Tongguan Investment Co., Ltd. to the filing of a joint statement on Schedule 13D.**

99.2.
Support Agreement, dated December 28, 2009, by and among Tongling Non-Ferrous Metals Group Holdings Co., Ltd., China Railway Construction Corporation Limited, CRCC-Tongguan Investment Co., Ltd. and Corriente Resources Inc.**

99.3.	Form of Lock-Up Agreement.**
99.4.
Amended and Restated Joint Filing Agreement, dated February 2, 2010, by and among Tongling Nonferrous Metals Group Holdings Co., Ltd., China Railway Construction Corporation Limited, CRCC-Tongguan Investment Co., Ltd. and CRCC-Tongguan Investment (Canada) Co., Ltd. to the filing of a joint statement on Schedule 13D, as amended.**

99.5.	Offer to Purchase and Circular dated February 1, 2010.(1)
99.6.	Assignment and Assumption Agreement, effective as of January 25, 2010, between CRCC-Tongguan Investment Co., Ltd. and CRCC-Tongguan Investment (Canada) Co., Ltd.(1)
99.7.	Commitment Letter, dated January 28, 2010, from the Bank of China Anhui Branch to CRCC-Tongguan Investment Co., Ltd.**
99.8.	Press Release, dated May 31, 2010.(2)
99.9.	Press Release, dated August 4, 2010.*

*	Filed herewith

**	Previously filed

(1)	Incorporated by reference to the Schedule 14D-1F filed by Tongling Nonferrous Metals Group Holdings Co., Ltd., China Railway Construction Corporation Limited, CRCC-Tongguan Investment Co., Ltd. and CRCC-Tongguan Investment (Canada) Co., Ltd. on February 2, 2010.

(2)	Incorporated by reference to Amendment No. 3 to the Schedule 14D-1F filed by Tongling Nonferrous Metals Group Holdings Co., Ltd., China Railway Construction Corporation Limited, CRCC-Tongguan Investment Co., Ltd. and CRCC-Tongguan Investment (Canada) Co., Ltd. on June 1, 2010.